

December 21, 2011

<u>Via E-mail</u>
Alex Fridman
Chief Executive Officer
East Shore Distributors, Inc.
1020 Fourth Avenue
Wall Township, NJ 07719

> **Re: East Shore Distributors, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 7, 2011**
> **File No. 333-176918**

Dear Mr. Fridman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 17
Background, page 17

1. We note your response to comment three of our letter dated November 15, 2011, and your revised disclosure. We note that this section continues to focus on the United States, however, despite your apparent focus on South America (e.g., we note your reference on page 18 to U.S. drinking and driving laws). Please revise this section to include disclosure that is more relevant to your target markets.

Management's Discussion and Analysis . . . , page 32

2. We note your response to comment nine of our letter dated November 15, 2011. We note that in your response you state that you do not currently intend to apply for FDA approval within the next 12 months. Please reconcile this statement with your disclosure under Government Regulation on page 25 that "[d]uring the next twelve months, [you] do

intend to apply for 510(k) approval." To the extent you intend to obtain FDA approval for the product, please revise your disclosure in this section to address the estimated costs of obtaining such approval.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or John Archfield, at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or Dieter King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dieter King for

John Reynolds
Assistant Director